SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: For the period ending 17 May 2006
TELSTRA CORPORATION LIMITED
ACN 051 775 556
242 Exhibition Street
Melbourne Victoria 3000
Australia
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX
Telstra presentation to the ABN Amro Investor Conference
Telstra presentation to the Goldman Sachs Private Client Forum
Transcript of presentation by Sol Trujillo, Chief Executive Officer Telstra, at the Goldman Sachs Private Client Forum
Wholesale price increase fair and justified
Million milestone for BigPond ADSL
Telstra seeks Government clarification on 3G regulation
Telstra presentation to the Macquarie Investor Conference
Transcript of presentation by John Stanhope, Chief Financial Officer Telstra, at the Macquarie Investor Conference
Telstra presentation to the ATUG Regional Conference
Telstra presentation to the ASX Investor Hour Conference
Telstra appoints two new Non-Executive Directors

Telstra Corporation Limited ABN Amro Investor Conference April 2006
John Stanhope
Chief Financial Officer

Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. laimer

Telstra – the leading player with scale
Telstra is well positioned to take advantage of truly converged communications...
I Telstra offers a full suite of communications services
· Wireline – Unparalleled reach to customers across Australia
· Wireless — already rolling out one of the world’s most advanced networks
· Strong advertising & search capability via Sensis
· BigPond – Australia’s largest broadband provider
I The strongest brand name in the industry in Australia
· The highest market share in Australia while proactively managing offshore opportunities
· Ability to drive economies of scale
· Strong balance sheet & cash flows allow us to fund growth opportunities

We are on the move
To know our customers and meet their needs better than anyone else
· We are on the move:
· Driving a new customer experience
· Driving new revenue sources
· Driving reduced complexity in the business
· Driving costs down
· Driving a new competitive culture
· Driving a new regulatory agenda

Telstra’s transformation will deliver...
?? Customer
?? Needs based solutions
?? 1 click, 1 touch, 1 screen, 1 button, 1 step
?? Simplified and integrated customer experience
?? Network
?? Leading wireless network
• Biggest network in Aust
• Fastest speeds
• Best in-building coverage
?? Australia’s largest IP network
• Simpler environment
• Common standards & platforms
• Faster development and deployment of services
• Lower costs
?? BigPond
?? Australia’s leading ISP and services entity
?? Targeting 55% market share by FY08
?? Sensis
?? Australia’s leading information resource
?? 50 years of experience managing Australia’s leading local business

What is market based management?
Set of business principles with strategic concentration on the most important asset of the company: the customer
Focus on competitive differentiation in attracting, retaining, and up/cross selling customers: developing vs. “selling to” a customer
· Requires deep understanding of the unique needs of customer segments
· Understanding based on extensive customer research to determine segments with divergent needs
Every aspect of market mix designed to deliver value by meeting the unique needs of segments
Market structure determines organisational design: every employee recognises his/her job is providing value to the customer
Emphasis on profit and loss measurement at the customer segment level
I’m ready to buy
I’m ready to buy

Seven segments defined with very different needs
I’m ready to buy

Telstra’s competitive advantage delivering value
Customer knowledge
greater understanding of customer needs
Differentiation
leverage exclusive BigPond and Sensis content to deliver a richer customer experience
Value
customers are willing to pay for
Integration
ability to access content, services and applications across multiple devices, eg mobile, laptop, PC, home phone
Coverage
national coverage over both fixed and high speed national 3G wireless networks

BigPond integrated content
Telstra M2006 Mobile service
• Exclusive LIVE video streams – 8 streams including Channel 9 and direct feeds from athletics, swimming etc
• Video Archives, highlights
• News and medal alerts
• Sensis driven info services
Differentiated content across multiple devices
Telstra Mobile BigPond Mobile B3G
Narrowband Site (available to all)
BigPond Broadband
Telstra M2006 Broadband service
• Watch live, check schedule, set reminders, browse and watch on demand content
• Focus is on live video coverage of Games and on demand highlights provision
• Gives ability to own the daytime office worker environment
• Exclusive to BigPond Broadband members (ADSL, cable, satellite and EVDO customers)
• Unmetered for BigPond Broadband customers

Sensis integrated content
Print
Online
Sensis Mobile
Trading Post

Stakes in the Ground*
?? Revenue growth
?? New product revenue
?? Workforce
?? CAPEX
?? Cost
?? EBITDA ($)
?? EBITDA margin
?? Free cash flow
?? Dividend
?? FY10 will be the same level as of Jan 1st 2006**
?? 2.0% to 2.5% p.a. (FY10 vs. FY05)
?? 20-30% of new revenue growth by FY08
?? Down 6,000 — 8,000 over 3 years
?? Down 10,000 – 12,000 over 5 years
?? Falls to 12% of revenue in 2010 after
$2.5B — $3.5B bubble in FY06-FY08
?? 3-5% p.a. growth through FY10
?? 50% — 52% by FY10
?? $6B — $7B by 2010
?? Intention to pay 28 cps to FY08***
*Subject to a reasonable regulatory outcome
**Annualised
***Subject to normal Board considerations

Telstra Corporation Limited Goldman Sachs Private Client Forum Sydney – April 2006
Sol Trujillo
Chief Executive Officer
Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated. Disclaimer

1

Telstra – the leading player with scale
Telstra is well positioned to take advantage of truly converged communications...
?? Telstra offers a full suite of communications services
?? Wireline – Unparalleled reach to customers across Australia
?? Wireless — already rolling out one of the world’s most advanced networks
?? Strong advertising & search capability via Sensis
?? BigPond – Australia’s largest broadband provider
?? The strongest brand name in the industry in Australia
?? The highest market share in Australia while proactively managing offshore opportunities
?? Ability to drive economies of scale
?? Strong balance sheet & cash flows allow us to fund growth opportunities
...But we need to transform to improve operational trends
?? Revenue mix shifting to currently lower margin products
?? Intense pricing pressure in a competitive market
?? We have too many of everything
?? Regulation is increasing costs and hampering growth

 2

We are on the move
To know our customers and meet their needs better than anyone else
?? We are on the move:
?? Driving a new customer experience
?? Driving new revenue sources
?? Driving reduced complexity in the business
?? Driving costs down
?? Driving a new competitive culture
?? Driving a new regulatory agenda
What is market based management?
??Set of business principles with strategic concentration on the most important asset of the company: the customer
??Focus on competitive differentiation in attracting, retaining, and up/cross selling customers: developing vs. “selling to” a customer
??Requires deep understanding of the unique needs of customer segments
??Understanding based on extensive customer research to determine segments with divergent needs
??Every aspect of market mix designed to deliver value by meeting the unique needs of segments
??Market structure determines organisational design: every employee recognises his/her job is providing value to the customer
??Emphasis on profit and loss measurement at the customer segment level
 3

Telstra’s competitive advantage will deliver value
Customer knowledge
greater understanding of customer needs
Integration
ability to access content, services and applications across multiple devices, eg mobile, laptop, PC, home phone
Value
customers are willing to pay for
Differentiation
leverage exclusive BigPond and Sensis content to deliver a richer customer experience
Coverage
national coverage over both fixed and high speed national 3G wireless networks
I’m ready to buy Page 8
BigPond & Sensis integrated content
Telstra M2006 Mobile service Telstra M2006 Broadband service Differentiated content across multiple devices Telstra Mobile BigPond Mobile B3G Narrowband Site (available to all) BigPond Broadband
 4

I’m ready to buy

Regulation
ULL
?? Issue – structure and level of pricing
?? Our position — $30 averaged undertaking lodged
?? Next steps – Government decision expected early April. ACCC assessment of price level undertaking expected shortly after
Safe guard
?? Issue – lack of regulatory certainty of commercial return on new investments
??Our position – FTTN on hold as we seek new investments to be regulated like all other industries
?? Next steps – discussions with ACCC and Government continuing
Operational Separation
?? Issue — Legislation requires plans effecting transparency and equivalence re key wholesale services
?? Our position- ensure application of the principles do not impede our ability to fairly compete in the market
??Next steps –Minister response due end of June to our amended plan
I’m ready to buy Page 10
After transformation...the new Telstra
?? New Hi Speed national wireless network
?? New integrated products/services
?? New customer experience – “power of one”
?? Biggest networks in broadband, mobiles & IP
?? Simple pricing – easy to use
?? Scale position
?? New economic model
?? Attractive Asia position
?? Strong Balance Sheet
?? Best cost position
?? Most innovative
?? Regulatory (?)
 5

Stakes in the Ground*
Revenue growth
?? New product revenue
?? Workforce
?? CAPEX
?? Cost
?? EBITDA ($)
?? EBITDA margin
?? Free cash flow
?? Dividend
*Subject to a reasonable regulatory outcome **Annualised ***Subject to normal Board considerations
?? 2.0% to 2.5% p.a. (FY10 vs. FY05)
?? 20-30% of new revenue growth by FY08
?? FY10 will be the same level as of Jan 1st 2006**
?? 3-5% p.a. growth through FY10
?? 50% — 52% by FY10
?? Down 6,000 — 8,000 over 3 years
?? Down 10,000 – 12,000 over 5 years
?? Falls to 12% of revenue in 2010 after $2.5B — $3.5B bubble in FY06-FY08
?? $6B — $7B by 2010
?? Intention to pay 28 cps to FY08***
 6

TELSTRA
SOL TRUJILLO
11th April 2006
Sydney
TERRY: In the interest of time, I think we’ll start with the lunchtime presentation, while all of you are eating. The question that I’m asked more than any other — sort of at the golf club, or at social drinks, or particularly at the office — is “What should I do about Telstra?” So today’s presentation by the chief executive officer, Sol Trujillo, is very timely.
Earlier on in the lunch, Sol and I were talking about, sort of, how many people in a room like this might own Telstra. I explained to Sol that there had been a little bit of selling lately, but I think it would be interesting to — are people prepared to sort of indicate, put up their hands if they are shareholders of Telstra?
For the record — for the record, Sol put up his hand.
Sol took over as CEO on 1 July last year. It’s been an eventful nine months. Last year the Government asked if I would be the chairman of the selling group for the T3 sale of the remaining shares in Telstra. It hasn’t been straightforward, but one of the pleasant benefits has been that I’ve had the opportunity to meet and get to know Sol.
Sol’s CV is set out in the program notes that you were given, and I am not going to repeat it, but what those notes do show is that Sol has spent his whole career in the Telco industry, in various aspects of it. And, it seems to me that it’s this background that has led Sol to ask the questions at a time of change that has forced all sectors of the Telco industry, and those that regulate it, that we really need to confront reality.
No one in the investment community could disagree with Sol’s very strong view that Telstra should only invest on a basis that provides a proper return on shareholders’ capital.
Sol, we look forward to your comments today.
   (Applause).
MR SOL TRUJILLO, CEO: Thank you, Terry. It’s really a pleasure to be here, especially when I saw so many hands go up. Because Telstra is, in my opinion, if

11.04.06	- 1 -	Sol Trujillo
Transcript produced by WordWave International

not the most important company in Australia, it is one of the most important companies in Australia. And I say that with a very straight face, and with all the seriousness that I can share with you. And that’s why I’m here.
Now, when the job was opened up, I wasn’t seeking the job. I was recruited by the Board of Directors of Telstra. Part of the reason why, apparently, they were seeking me, was the fact that I’ve kind of lived through this movie before. I use that phrase over and over again, in terms of having seen this movie before, in terms of the changes that are occurring in the telecom industry, the changes that a Telstra has to go through as it has Government majority ownership moving to a lesser either point of ownership, or perhaps zero ownership.
Most importantly, because of the transition that is happening technologically, culturally, and market wise in the business, there is dramatic change that’s happening.
If you look at all the telcos in the US, starting in the mid ‘90s to today, you’ll see that they’ve undergone a major transformation. And in the case of the US, you’ve seen literally hundreds, if not thousands of competitors in the market, consolidating now into a number that’s probably one-tenth what it was 10 years ago. And that’s because the economics of providing this kind of service in the marketplace is very difficult. Because it is a capital intense business.
And so the lesson I’ve learned in my 30-plus years in the industry is you have to be very serious about your shareholders’ capital. And, I don’t take it very lightly when people say, “Gee, you ought to spend money on this or that?”, without thinking about our shareholders first, and I like to put myself in the shareholders’ shoes, in terms of how to think about it.
So when I was asked to come here, I had a long conversation with the Board of Directors about how serious were they about the transition that was needed, as we looked at a company like Telstra, because Telstra is a terrific company. It is a company that’s got an iconic brand within this country, and it’s a company that is filled literally wall to wall with great people — people that are well intentioned, people that know how to deliver really good service, but a company that, at the same time, has been hindered in many ways by structures that were created in the ‘90s, while Telstra has to operate in 2006 through 2010, in a whole different environment. And that is part of what we have been talking about, and I personally have been talking about since I got here.
So we’ve had an agenda for change, and the change is multifold. One agenda item has been this notion of the regulatory structure. It was created, essentially, in

11.04.06	- 2 -	Sol Trujillo
Transcript produced by WordWave International

1997, and it was created as a temporary phenomena, based upon what people knew in 1995 and 1996, in terms of the nature of the technology, the nature of competitors, the nature of the economics of the business, and all that was considered at that point in time.
But we are now in 2006, planning for 2010, because our investments that we make -when we talk about things like fibre to the node, when we talk about things like internet protocol and the networks that are to be built — they are networks and infrastructures that are built over four or five years. They are not built in four or five months, and they are not done with $1,000 or $1 million or $100 million. They are done with the “B” word, and the “B” word, to me, is a big, big word. That’s why it starts with “B”.
So, when we think about the agenda, clearly this notion of the regulatory framework is important. But I also want to say to all of you, as shareholders, and those of you who might want to be shareholders, is that that’s not the only part of an agenda.
The other part of our agenda is about changing the way that we do business, and I’m going to talk about that, because that is equally important in terms of what we do; and so we’ve undertaken a dramatic change that we think will put Telstra at the top of the heap, not just in Australia, but when you look at us three, four, five years from now, our cost structure, our go-to-market capabilities, and the kind of innovation that you want to see in this kind of business will be comparable to any company anywhere in the world.
Now, I’ve had the good fortune to compete in the US, and I’ve had the good fortune to compete in Europe, and around the rest of the world, and I know what world class looks like, and I’ve run some companies that were world class. My view is that Telstra can and should be world class in what it does, because it serves a market here in Australia, a people that really do want the best, and the infrastructure, and the role that Telstra plays for the economy is so critical and only grows as time passes, that it’s imperative that we become world class as a company.
We move from good to great, and that’s the agenda and that’s the objectives that we have decided upon as a Board of Directors at Telstra. So when we think about that — and now I’m talking to those of you who are shareholders, and those of you who might become shareholders — it’s important to understand the driving element that I think about in every business, and how important it is when you think about multibillion dollar investments, when you think about innovation, when you think about the size of the customer, this notion of scale is very important, and being the biggest.

11.04.06	- 3 -	Sol Trujillo
Transcript produced by WordWave International

So let’s take a step back here just for a minute or two, and talk about Telstra, because I think Telstra is well positioned to take advantage of what we are all calling, in the industry - and I used to write papers about in the early ‘90s — around this notion of converged communications.
And convergence is where you no longer think about Telstra as really just a telephone company, or a company that provides communication services, but it’s a company that will help you not only communicate, but also help you be entertained, if that’s what you want to do, or to be informed, if that’s what you want to do, or simply to take advantage of all of those elements, but with one more distinction tied to it, and that additional distinction is: you shouldn’t have to be a technology expert to be able to do all of those things”. We should make things nice and simple for you, right, so you don’t have to figure out how to make all these things work together.
And it should be as simple as what I call one click, one button, one touch, one screen, one call simplicity that we have to drive within the business. So the way you do that is to take advantage of the scale position, the broad customer relationships that you have, and to drive innovation within a company, and that’s what we are doing today.
So when you look at Telstra today, we are the largest wireline company in Australia within parallel reach to essentially touch customers almost everywhere in this country. We have the largest wireless network already in Australia, but our network, I would say today, honestly, to all of you, is kind of like those of our competitors. We reach a little bit further out into the regions and into the bush but, you know, not all that much better today, other than the way that we maintain it, the way we service it, and some of those kinds of things.
But by the end of this year, you are going to see the most advanced wireless network in the world right here in Australia. It’s going to be high speed, because we are putting in place some technology that we refer to in the industry as HSDPA -doesn’t matter, just think about it as high speed, that’s what the HS is for, and the DPA — I can’t even tell you what all of that stands for.
But the key point is that here in Australia we will have a nation-wide network that we are calling city to country, a nation-wide network that, in the ideal scenario, will provide over three megabits of bandwidths on your mobile phone, right, so if you want to take advantage of downloading things, receiving images, graphics, whatever it might be, you are going to be able to do that, and we are moving to a different spectrum range so that you will have even better coverage inside buildings, and that’s when you hear and read about 850, the 850 range. That’s

11.04.06	- 4 -	Sol Trujillo
Transcript produced by WordWave International

what we are going to have. So we are going to have high speed, nationwide, and in-building coverage that will be unmatched unparalleled anywhere by anybody in this country.
So for anybody that isn’t a Telstra customer, taking advantage of our 3G services or in-building capabilities, all of that, you just are going to be missing out on the best. But that’s not going to be enough, because we are going to be offering some services and capabilities beyond that that I’ll talk about in a minute.
But beyond that then, we also have a business called Sensis, which is the largest Yellow Page and online advertising business in Australia as well, but we are extending the capabilities of that business into search — as you think about the Googles and the MSNs and the Yahoo!s and all these other businesses. Today, our business at Sensis does as much search and is growing just as fast, if not faster, than those other businesses, except for one difference: our search capabilities are more relevant to an advertiser, because the question I would ask any of you sitting here, those of you who might be running businesses, and you want to run ads on Google or Yahoo!, or whatever it might be, you say, “I’m going to pay for how many eyeballs you are going to bring to me when people are doing searches?”
My question to you is you want to pay for somebody who is looking for who is Einstein’s grandfather? Is that relevant to you, or is it more relevant to pay for somebody that literally is looking for a lawyer, or looking for a restaurant, or looking for whatever it might be that’s part of the heritage and the nature of our Yellow Page business, except for we are extending it out into more categories, and all categories literally of what any of us searches for in terms of our daily lives, and charging them for that.
I think that’s a more important value proposition for customers and advertisers ultimately. But that still isn’t enough, because we are also taking our Sensis business one step further, and it’s about not only enabling you to find what business you’d like to buy from, or in the case of Trading Post, enabling you to find a product that you might be looking for, but we are going to take it one step further, which is enabling you to actually do the transaction.
We’ve started that with our Trading Post business, but we are going to be extending it again across our business, but we are going to be taking advantage of our market size, the heritage, the capabilities that we have in the business.
On top of that then, we have this other business called BigPond. Now, BigPond is our broadband business today. A couple of years ago we used to have about 37 per cent market share. Today, as of - I shouldn’t say today, but I will say as of our last

11.04.06	- 5 -	Sol Trujillo
Transcript produced by WordWave International

financial reporting period, because I am not going to disclose anything that we haven’t already disclosed today — if you look back to our last reporting period, we announced that we were at 43 per cent market share, and that basically on new connections we are taking almost one out of every two customers that are signing up for broadband today.
Now, think about how significant that is, if you are an investor in Telstra today. In my mind, having a broadband connection today is like having dial tone 20, 30, 50, 80 years ago, because it is the connection that enables you to do whatever it is you want to do, whether it be communicating, being entertained, being informed, whatever it might be that you like doing, playing games. So we are driving our business hard, prioritised this notion of broadband in terms of our business, and we do have the best capability in Australia, and we are going to make it competitive with probably the best anywhere in the world.
We have a brand name that is iconic. When we do our research about brand recognition, there’s only 98.5 per cent of the people in Australia recognise the name Telstra. I’m trying to figure out who those other per cent and a half are, because, you know, when I used to come here on holiday to Australia, I mean, I’d see Telstra all over the place, and I knew who Telstra was, and I didn’t live here.
So, strong iconic name, and obviously the market share position, the economy, is a scale we have in our business, and the balance sheet, and the cash flow that we generate in the business say that this is an important business, it is a business that is not unhealthy, it’s just a business that needs restructuring, and that’s what we are going to do.
But I also like to remind ourselves, inside the company, and also in a fully disclosing way to those of you that are shareholders, or those that might be interested in becoming shareholders, that there are some core issues that we have to address. One is this notion that says, “Our old line of revenues”. What we call PSTN, our public switch telephone network service — they’ve been in decline, and again in the mid ‘90s I saw this in the US. In the early part of this decade I saw it in Europe, where every company reaches this point where it just starts falling off.
We reported in the first half that our decline in these revenues was about 7.6 per cent. That’s pretty serious. Pretty serious for a business like us. And these revenues are the most profitable revenues that we have had in this business, and are common across all companies like Telstra throughout the world. Which then drives what happens to income, which drives what happens to cash flow, and all the other relevant metrics that those of us who run businesses off of fundamentals think about all the time.

11.04.06	- 6 -	Sol Trujillo
Transcript produced by WordWave International

At the same time, when I came here back in July, I saw that our costs, in terms of running the business, were going the opposite direction of our revenues. Our revenues on PSTN were going like this, and our costs were going up. When we reported our annual results last August, our retail revenues were essentially flat, meaning 0 per cent growth, and our retail expenses were going up 10 per cent. Not a pretty picture.
And in the case of our wholesale business, both costs and revenues were going up about the same percentage points in a double digit fashion. So there is some restructuring we have to do in the business. We have to take costs out of the business, and there are smart ways for us to take costs out of the business, and that’s part of the transformation program that we have undertaken here at Telstra.
So, as we look at the business then. There’s another rule of thumb that I like to talk about with our people inside the business, and that is not all dollars are created equal. Right? What does that mean? Not all dollars are created equal.
It’s that, you know, there are certain revenue streams that are highly profitable, and some that are less profitable, and so in the case of our PSTN revenues, we basically have margins that are double of most of our other product lines in the business. So it almost says that for every dollar we are losing on PSTN, we have to generate two replacement dollars on our other service, so that means we have to get moving pretty hard, pretty fast, about innovating around new products, new services and new revenues are our sources. And again, that is really part of the major focus we have on our transformation. So we are on the move.
When I think about the business here — I have not been good in coordinating here, on the slides, but we are on the move in terms of driving a new customer experience, driving new revenue sources, reducing complexity in the business, because as customers have dealt with us, and as I’ve heard the stories over and over again from individual customers when I first came, and all the emails and letters I received, as well as on the street conversations with folks, and then when I heard about some of the barbie conversations — did you know that in Telstra in the past, employees were given barbie cards, meaning when they were at the neighbourhood barbecue or friend’s barbecue or relatives barbecue, and somebody came up to you and had these questions about Telstra, there were ready-made answers that some of the employees used to have to carry around.
Now, obviously Telstra has always been a really good company but, you know, when you only perform at 96 per cent perfection, you are not perfect, right. And that 4 per cent of the time, if you are one of those 4 per cent, Telstra — I’ll be nice here -

11.04.06	- 7 -	Sol Trujillo
Transcript produced by WordWave International

stinks, if you’ve had a bad experience. So what we want to do is reduce that percentage even further, so we can be as close as the highest performing company that we can be economically. Again, I’m thinking about our shareholders.
So we are doing many things that are going to change our customer experience, are going to change our cost structure, and are going to help us bring new products, new services going forward. That’s where, when I say that we are on the move, we are driving everything that we can drive in this business, because you have to drive revenues, you’ve got to drive costs down, and you have to change the regulatory SCMA in order to change the picture, and finally then you have to innovate in this business aggressively.
Now, part of what we are doing is also in order to effectively manage our business, and to be better than our competitors, I have a core belief — and I’ve done this in every company that I’ve run — is that you have to understand your customers really, really well. And you can’t assume that everybody sitting at this table here has the same needs. Just because you are high network individuals, doesn’t mean that you have the same need sets as far as it relates to what your lifestyle is like.
So what we are doing right now is we’ve surveyed about 22,000 Australians so far, and we are probably going to end up researching around 70, 80, 90,000 Australians to make sure that we understand what their needs are, and from that we are segmenting our business. We are actually organising the front end of our business around those segments, so that when we deal with you as part of a segment, hopefully you will feel like we are talking to you, right. Not talking to you and 5 million other people, but talking to you, in terms of what your needs are.
And we are also structuring how we operate, again around your needs, so that we have a good understanding if you are a web-based person that just want to interface with Telstra all through the web, will enable you to be able to do that. But, if you like the personalised service of having a technician come out, do all the things for you that you want to have done, we’ll do that for you as well.
We are going to give our customers options, and that’s part of what we are going to be doing, but it also drives the innovation part, the services, the capabilities, the products that we want to deliver to our customers as well, and so this whole notion of market-based management, to me, is fundamental to the transformation that we are making at Telstra as we operate the business today, and if you want examples, take a look at American Express.
American Express is a company that came in, basically, after Visa, Mastercard and all these big credit card companies established their market position, and they

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basically came in and said, “How do we differentiate, how can we be better, and how can we deliver better margins for those who are going to invest in our company?”, and what they did is they went out and did a lot of research, and they really understand their segments and they know who they want to serve, and they also know who they don’t want to serve in their case, as they run their business.
Whereas if you move over into the automotive side, I had a chance to go, in the early ‘90s, to visit this company called Toyota, who back in the early ‘90s, most people didn’t know much about; who back in the early ‘90s, barely made the top 10 of car manufacturers in the world. Very shortly, within the next year or so, most are predicting they will become the number one car maker in the world. Why, because back in the ‘90s, they were segmenting the market, and they were really understanding customer’s needs, not just with low and cheap vehicles.
They were working then on this notion of Lexus, right — this car called Lexus. And it took so much market share back in the mid 90s when they first introduced it, and to the late ‘90s, it really did damage to the Fords, to the GMs of the world. And since then they’ve spread their product line, where they’ve virtually covered every segment, and they know the differential points, segment by segment by segment.
So I’m a believer in this notion of market-based management. I’ve been a student of it, I’ve been a practitioner of it. And I can tell you it works every time. So when we think about it, it is always about driving competitive advantage, but delivering competitive advantage to deliver value. Value to the customer. And so when the customer sees the value, they are willing to pay for it; generally if they are willing to pay for it, you can generate good margins because it is something in the value equation mix that creates more value for the customer than what we charge, and that’s ultimately how we think about value-based price.
But there’s one more dimension to it, and that is really understanding what are those things that make life better and simple for you. Because I’m going to be clear about that, and I’ve been clear about this since I had a business. I want our customers to use our services more. I want every one of you as Telstra customers to spend more money with Telstra, not because you have to, but because you want to. And not because you have to go to school to learn how to take advantage of all this new technology, but because we make it easier and simpler for you.
So for those of you that might have been at the Commonwealth Games last month, you would have seen some of the new things that we are starting to do for our customers. Now, I have a phone here that says Samsung on it. It’s a nice little thin phone, one of the latest in the market phones, which is a cool phone; I like it, it fits nice in the pocket, doesn’t bulge — you know, all that sort of thing. It’s a 3G phone,

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so I can do video calls on it.
But there’s other phones that can do that. What’s different? What’s different is as you can see it here, I don’t have a camera here to focus, but you can see here there’s two words on the screen at the bottom here. The two words say, “Big”, and “pond”. Now, some of you might have heard about BigPond. Again, it’s a great service that we provide. It’s our broadband service, but now with BigPond you have a lot of services that go with it. It’s more than just getting you access to broadband.
It also has security and other things, but it also gives you access to sports news, weather and all that sort of thing, but at the Commonwealth Games — we were broadcasting the Games live, and it’s one click, one button, one touch, simple; so that basically if you want to go to your BigPond site, all you have to do is click one button, and in anywhere between 12-15 seconds, you’ll see that you are now onto BigPond.
Then you can go into whatever it is you want to get into on the BigPond site. Why is this important? It’s important because we know that all of you, as customers, all of us — I’m a big broadband user. I want things to be easy. Now, I can teach you, if you become a Telstra wireless customer in five seconds or less, how to become a BigPond user on your mobile platform. That’s how simple it can be.
And I want our stores — if you go into a store, to be able to have you set up when you walk out of that store with whatever capabilities you want set up at home, on your mobile device, and I want it to be seamless, ultimately so that this device can become the remote control for your life.
So when you get in the car, and you want these same capabilities in your car, and you want them activated, all through Telstra, or in your home, when you are in your garage, going in your study, or going into your kitchen, or going into the family room, you can make it all simply work seamlessly, and that’s part of what we are building for you.
This is the first stage, because we are going to integrate Telstra as one company, and you can get one click to Sensis, whether it be wireless, or any other feature or service that you are looking for, because we are going to make it simple for all of you.
So, when you see us talk about our business here, you can see here that we are going to integrate services. Why? Because the vast majority of our customers have said, “This is getting too complex, right; broadband, wireless, this kind of stuff that Sensis is now doing — search, transactions, all that. Can you make it simple?”, and

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there’s one company in Australia — one company in Australia — that can do that, and that is Telstra.
So we are working on it, and this graphic here indicates to you how we are looking to integrate these things so that again it is simple for you, and it will be personalised to you. So that, again, not everybody has the same requirements.
I use another device personally, and I don’t mean to bore you with a lot of handsets and toys — my wife tells me that I have too many toys — but you can see here that I use a different device. This is for my business use, and on this here, if I want to check my calendar, it’s one button, and I’m into my calendar, right.
We can see all the things — and I can go on months, I can go back days, I can do whatever. Let’s say now I want to check my email. It’s that simple. I’m now into my email. One click, one button, simplicity.
Down here on the bottom, if I go in and check an email, you can see down here on the bottom, I can hit “delete”, “forward”, “send, whatever. It’s simple. And that is the key, because if you like simple, generally that means you are going to use it more, and if you use it more, then I get to charge you more.
That’s kind of the story behind what we are doing in our transformation at Telstra, because it is about business. It’s not about politics, it’s not about regulation, it’s not about Government. It’s not about a lot of things. It really is about customers.
So I like to talk inside the company when I meet with their employees, I like to say to everybody, “Look, we are about our customers. We are going to drive this company based upon what our customers want, and everything we are going to do is going to make money for our shareholders. Our job is to create value for our shareholders”, so when you get up in the morning, instead of looking out the window, and looking to Canberra to see what we should do today, you forget that. And you look out the window and you see that customer, that building, that city, whatever it might be, but it’s about the market. It’s about how we are going to drive our business now, going forward, based upon the market.
Now, I do need to talk, just before I close here, about this notion of regulation, because that is the most often asked question in terms of well, you know, what’s happening here, because it does affect value. Over the last few years, since probably the regulatory structure was put in place, there’s been a lot of what I call value destruction that’s occurred by regulators that want to see many competitors succeed.

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So, as a principle, that’s good, and I don’t dispute that. I like competition, because I think competition makes you better, but I don’t like to see competitors subsidised and, most importantly for those of you who are shareholders, I don’t want you subsidising their shareholders, wherever they come from. In many cases our primary competitors are Singaporean companies. I don’t like the notion of Australians being subsidising Singaporean investors. I don’t know about you, but when I invest, I want to get the returns back to myself.
So we are fighting these principles about how we should think about cost recovery. Any time we do anything, it should be priced at cost or above. When you hear about issues like “unbundled-local-loops” — it costs us a lot of money to dig up streets, to put in conduit, then to put the cable or the fibre and ultimately turn up service to you, whether it be at your business, in a downtown area, or it be in your home, in a suburban area, or for those of you that have second and third homes in other places, all of that costs a lot of money.
We have about $30 billion of invested capital in our plant that is still on the books. A lot of people say, “Well, all the stuff you put in has already depreciated.” If it was already depreciated it wouldn’t be on the books, right. So we have about $30 billion of capital that we want to recover. It’s your money, those of you that have invested, and we are holding true to that principle of protecting your interest.
In terms of new investments — we’ve been having an argument that says if we put in fibre to the node, and we make it available to our competitors, we want to price it at levels that allow us to earn competitive returns on it, and not below cost because again, it’s not right for our shareholders, for us, to do that, and then turn around and give it away to other shareholders, so they don’t risk their capital.
Finally, this notion of operational separation — we think we do all the things that are necessary to enforce the access that people should get to our copper network. No arguments there. We want to do that.
So that’s the regulation story, trying to make it simple, to say it’s all about the shareholder, and it’s all about our shareholders getting fair play and fair gain for the risks that they take.
So, maybe in closing, just to summarise here, after transformation, the new Telstra will have a new high speed national wireless network; will provide more of these integrated products and services. We are going to provide a new customer experience, and just remember what I call this power of one — one click, one screen, one touch, one call, one step, one visit — in terms of how we operate our business.

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We’ll have the biggest networks, in terms of mobile and our IP services and our broadband services. We’ll have simpler pricing. You see that this past week we are introducing some new pricing packages for those of you that like doing a lot of calling. We are going to make it simpler and easier for you to know what our prices, and what it means to you in terms of minutes and potential use. We are going to take advantage of our scale position, and we are going to keep on working to drive more economic advantage off of our scale position.
And I think that if you watch what we just did also with our CSL business in Hong Kong, we just did a cashless transaction, actually cashless to us. We received cash in order to continue to expand our position in Hong Kong. It’s a very important market if you think about China, and taking advantage of what might be happening there, over the coming years.
There’s a company called China Mobile, that now has 250 million, quickly moving to 300 million, mobile subscribers in China. Think about that. 300 million subscribers and they’ve only penetrated a small portion of that market.
Now, think about broadband’s coming, think about other services in Asia, China in particular, but you have India and some other markets that are there. Let me not confuse anyone here. Australia is our first priority, but I have to think out three to five years in terms of what are other opportunities that we have to create value, and to grow, and I am not a big M&A guy, I am not talking about doing a lot of big transaction kind of things, it’s about doing smart investments and joint ventures in other things.
Strong balance sheet — I’m going to keep that strong. Best cost position, and obviously becoming the most innovative company that you will see here in Australia, but also competitive with anywhere in the world, and the only question that I have, I am confident about our ability to do all those things because I’ve done them before, I’ve been involved in doing them in the US, in Europe, in other parts of the world, and the only question mark we still have hanging is this regulatory issue.
I’m just going to put up the last chart, and this last chart is the stakes in the ground that we communicated back in November when we announced our strategic direction for Telstra. The growth objectives that we have on revenue; our new product revenues — how we think about those; our cost structure — EBITDA growth, EBITDA margins, in terms of sustaining and holding margins; workforce — obviously in order to take costs out we are going to have to reduce the number of people we have in the businesses, the full-time equivalent.
We said in the first three years we’ll take out somewhere between 6,000 and 8,000,

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and in the five years we’ll probably take somewhere between 10 and 12,000 people out of the business; CAPEX — I think when we are done with this, we are going to see a different kind of CAPEX, revenues to CAPEX kind of relationship that will grow into the high single digits; and free cash flow — you’ll see significant free cash flow being generated out of this business and obviously the other question that often gets asked is the dividend, what about the dividend?
Well, clearly the board has set a policy in terms of dividends that we’ve communicated, and the only overhang that we have relative to dividend and sustaining dividends going forward, is that regulatory set of instructions. Obviously if we can get a positive outcome there, dividend policy should not be any different to what we think about today.
But obviously it’s important for us to understand, as John Stanhope, our CFO’s communicated with some of his prior comments, is that we always have to consider, or reconsider investment levels and any other policy decision based upon some of these regulatory outcomes, so as a board we are clear on that, we’ve communicated that, and we will continue to communicate that as we go forward.
So that is the Telstra story. It may not be quite what you’ve read in the newspapers, and I know you probably haven’t read much since we are not in the news that often. But these are the facts, as they would say. With that I will stop and open it up for a few questions.
     (Applause)
TERRY: You might also be interested to know that Sol flew in from America this morning, especially after he said, “Look, I can’t get there for the early sessions, but I’ll be back in time for lunch”, so he’s made the special effort to speak to us today, having arrived this morning, literally. That was a pretty impressive sort of effort.
So we’ll try and finish pretty close to half past two, but do people have any questions?
UNIDENTIFIED SPEAKER: Sol, would you mind going back to the part on regulation, because there were three things.
MR TRUJILLO: Can we go back to the regulation slide?
UNIDENTIFIED SPEAKER: I didn’t get that one.
MR TRUJILLO: Can we go back on the slides? I can’t go back on what I have

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there. They want to make sure I finish on time, so I can only go forward. Do we have it up? Regulation. Okay.
Let me just tick through it really quickly. The Government here in Australia has made a policy decision that they would like to see common pricing, average pricing, at retail; meaning if you are in downtown Sydney, or you are out in the bush, you pay the same amount. Okay?
Now, what we are arguing is, on the structure issue, is that okay, if you do that, then at wholesale, you should do the same thing, in terms of averaging.
The second bullet says “$30 average undertaking”. That’s what our cost is. That’s what we are saying on average our cost is to provide dial tone essentially, on average, throughout Australia. And there are some, ACCC, that has submitted studies, and they came out with a study last June or July, where they said that they thought in the CBDs, our costs are probably $7 or $8, and in what they call “band 2”, which is kind of like the suburbs, it might be $13, and on so forth, and then out in the bush it might be $140.
Now, my reaction to that sort of thing is, “I’m a business person, and I think most of you, as investors, are good business-thinking people. If it was that cheap to be able to do those things, you would see a lot of people doing it, right?” Because we charge a lot more than $8, so if the cost is $8, you would see a lot of competitors out there building it, given what we charge, let’s say, at $25 or $30.
The answer is nobody is because those are not the real costs, and I can tell you those are not the real costs, and that’s what we are arguing.
Did I answer your question? Thank you.
TERRY: Perhaps one last question.
MR TRUJILLO: All right, I don’t see any more questions. As Terry said, I really do appreciate your inviting me to be here. I love talking about Telstra. I think Telstra is a great company, and it’s going to do great things as long as we are allowed to do them, as the market would dictate.
TERRY: Thank you, very much, Sol. I’m just sorry we don’t have a T3 prospectus, you could sell a few shares as you go out the door.
oo00oo

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Media Release

13 April, 2006	69/2006
Wholesale price increase fair and justified
Telstra said today it is confident the price it charges wholesale customers for a basic line product called Home Access is reasonable, and that an increase last year was necessary to help maintain the country’s national copper access network.
Telstra Group Manager of Regulatory Affairs, Dr Tony Warren, said the increase in the Home Access wholesale product by $3.10 per month to $27.60 per month (excluding GST) was fair given the way competitors use it as just one component of a larger bundle of services they offer end-user customers. Over the bundle there is sufficient margin.
“The comparable retail plan to Home Access is HomeLine Part — which Telstra increased by $5 per month to $31.95 per month (GST included) shortly before it increased wholesale Home Access by $3.10.
“Home Access is just one component of what the wholesale operator would provide the end user in terms of a total product offering – which would also include long distance, international and fixed-to-mobile calls. It may also be part of a total bundle including broadband.
“When a wholesale customer uses a basic access service like Home Access to provide its own value-added services, the access charge is the only guaranteed income Telstra recovers,” Dr Warren said.
“It is only fair to Telstra’s other customers and its shareholders that wholesale customers make an appropriate contribution to the maintenance of the network given they are making profits from providing services on the Telstra network.
“The ACCC contends there are competition issues in the Home Access charge because access in itself is not profitable.
“Telstra believes that the ACCC’s intervention in this very competitive market is unnecessary and only serves to create uncertainty for wholesale customers and their pricing.
“The ACCC’s decision to issue a Competition Notice is not a finding of guilt, nor does it imply the matter will automatically be adjudicated by a court. However, Telstra is prepared to strongly defend its position,” Dr Warren said.
Telstra Media Contact:
Rod Bruem
(02) 9206 0092
Telstra’s national media inquiry line is 1300 769 780. and the Telstra Corporate Communications Centre is located at
http://www.telstra.com.au/abouttelstra/media/index.cfm

Media Release
MILLION MILESTONE FOR BIGPOND ADSL

26 April 2006	75 /2006
BigPond today announced its ADSL broadband customer base had doubled in less than 12 months, with the connection of its 1,000,000th ADSL service.
BigPond Group Managing Director, Mr Justin Milne, said today demand for BigPond Broadband services was so strong because more Australians were recognizing, and using, the benefits of high speed online connections such as education, entertainment, communicating to friends and family or making banking and bill payments easier.
“The first 500,000 ADSL services took almost six years to achieve, and we’ve signed up the subsequent 500,000 in less than 12 months,” he said.
“With broadband growth in Australia in the top six for OECD countries, and broadband penetration above the OECD average, BigPond looks forward to continued strong growth,” Mr Milne said.
Our commitment to broadband in Australia, our innovative products and services and our industry-leading customer service all add up to a superior product that is encouraging thousands of Australians to join BigPond every day,” he said.
In the past 12 months, while doubling its ADSL customer base, BigPond has launched:
•	Australia’s first legal movies downloads service

•	BigPond Wireless Broadband, with Australia’s greatest coverage

•	Cable Extreme, offering up to 17Mbps speeds

•	BigBlogs

•	Live online coverage of the Commonwealth Games

•	Live and on demand webcasts of the Sydney Symphony and Sydney Writers Festival

•	Expanded websites for AFL.com.au; NRL.com, V8 Supercars and BigPond Music

•	BigPond Kids

•	GameNow

•	BigPond content on Telstra 3G Mobiles
BigPond also has won two national awards for Best Broadband provider and its Customer Contact centres have been independent reviewed as industry-leaders.
Background
Telstra launched ADSL services in Australia in August 2000 and has since enabled almost 2200 exchanges nationwide. ADSL broadband currently is available to 88% of Australians nationally.
Telstra media contact
Craig Middleton
0400 931 772
Telstra’s National Media Inquiry line is 1300 769 780 and the Telstra Corporate Communications
Centre is located at www.telstra.com.au/abouttelstra/media

Media Release

27 April 2006	077 /2006
Telstra seeks Government clarification on 3G regulation
In a report in today’s Australian Financial Review, the Communications Minister, Helen Coonan, said there may be regulation of Telstra’s new 3GSM 850 network (such as third-party access or license conditions). The 3G network is currently under construction.
This would mean that investments in major new telecommunications technologies and services may be regulated identically to the old copper network; Telstra’s legacy infrastructure.
It would also mean the application, for the first time, of intrusive and value-destroying regulation on a single company in the already highly competitive market of mobile telephony – making Australia the first developed nation in the world to impose access regulations in the mobile space.
These kinds of regulations consistently undervalue Telstra’s network investments, forcing Telstra’s shareholders to subsidise the operations of the company’s foreign and domestic competitors.
To protect its shareholders and their investments, Telstra is seeking urgent clarification from the Government that its new 3G network will not be regulated.
Telstra Media Contact:
Liz Jurman
Tel: 02 9298 4296
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

Telstra Corporation Limited Macquarie Investor Conference Sydney — May 2006
John Stanhope Chief Financial Officer
Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.

1

Key themes
National 850 3G network IT transformation and cost take out How are we going to change the economics of the business? Culture at Telstra Regulatory environment
Transformation update — 3G 850 network
Telstra and Cingular first to roll out 850 Other carriers considering 850 networks, some of these involve migrating from CDMA to 3GSM Why the 850 network?
Greater breadth of coverage
· Necessary for Australia’s landscape
· Less base stations required, less cost
Superior in-building coverage Single national network Economies of scale through rationalisation of platforms Range of handsets and PC Cards are being developed by vendors

2

Transformation update — 3G 850 network
3GSM850 Handsets & PDAs will be a mixture of :
triple or quad band 2G (900,1800,1900 2G or 850,900,1800,1900 2G) single and dual band 3G (850 3G or 850,1900 3G or 850,2100 3G)
3GSM850 PC Cards & modems will be :
triple and quad band 2G (900,1800,1900 2G or 850,900,1800,1900 2G) Odual and triple band 3G (850,2100 3G) or (850,1900,2100 3G)
Through 2007, handsets will trend to be quad band 2G and dual and triple band 3G Varied combinations of band support have been a normal part of the GSM landscape globally for nearly a decade.
Spectrum Drivers for devices:
Handsets 850 900 1800 1900 2100
and high speed
Telstra 3G Telstra and Telstra and International Telstra 3G
data cards network international international 2G roaming Network and
2G roaming 2G roaming International
3G Roaming
Page 5
Transformation update — IT rationalisation
New BSS and OSS systems will deliver dramatic simplification and new capabilities cost effectively
Business Support Systems
Operational Support Systems (CRM, Billing & Care)
Transformation timeline over 3-5 years (but with delivery of tangible benefits throughout, starting in 2006) Systems will be integrated and customer-centric (vs. today’s siloed, product- or network-based systems) A few proven world class partners (not individual vendor choices by sub-area) Commercial off-the-shelf packages (not custom-built)
Incremental change is not enough — we will transform our IT capability

3

We will Dramatically Simplify our IT Systems Environment
IT system simplification
(number of BSS and OSS systems remaining)
1,252
100%
80% 60%
Reduce Reduce 40% by ~75% by ~80%
20% 0% FY 05 FY08 FY10
Page 7
Telstra’s competitive advantage will deliver value
Differentiation Customer knowledge
leverage exclusive BigPond and greater understanding of customer Sensis content to deliver a richer needs through MBM customer experience
Value
SIMPLICITY customers are willing to pay for
Integration
Coverage
ability to access content, services national coverage over both fixed and applications across multiple and high speed national 3G devices, eg mobile, laptop, PC, wireless networks home phone

4

Evolution of products, networks and systems necessitates a new analytical framework
Product extensions
(Traditional and New onto NGN networks)
• ADSL Internet <1.5 Mbps • IPTV / HDTV (mobile or fixed)* • Foxtel Reinventing • Video calling (GSM 2100 ?3GSM 850) (Broadband • Mobile Data (1xRTT) • Mobile/Wireless broadband • Online search and directories (EVDO HSDPA)
New • NB Applications and Services • Ultra High-Speed Internet >12 Mbps* Opportunity Products)
• Content • Software solutions Products • PSTN (Basic, Local, LD) • Voice over Broadband (VOBB)* Reengineering • Dialup Internet Access • Mobile 3G voice calls • Fixed to mobile calling • High-Speed Internet >1.5 Mbps* Traditional • Mobile voice • Integrated Fixed-Mobile over(Product
• Paper directories Broadband) Opportunity
Traditional Next Generation
* Subject to a reasonable regulatory outcome Networks
Page 9
Detailed driver analysis will enable understanding of the cost of product delivery
Mobile Cost of sales transformation Simplify supply chain NGN Implement single core network Network Maintenance Mobile transformation Eliminate duplicated OPEX NGN Pre-provisioning Activation BSS Customer Self Service NGN Reduced labour expense
Assurance
OSS Proactive customer problem management and resolution
In aggregate these drivers will lead to a reduction in end-to-end product costs

5

OFCF increases via product / network reinvention & re-engineering
ILLUSTRATIVE
Operating Free Cash Flow
New products over next generation networks Reinvention
Traditional products over NGN
Reengineering
Traditional products over traditional networks (products over narrowband)
2005 — 2010
Page 11
CULTURE
Our people are critical to success. We are developing a new, winning culture.
Identified a need to change the organisational culture to align all staff to the new strategic direction and deliver on the vision.
Top 300 managers forum CEO and Senior Management team roadshows to staff
6 new cultural priorities:
Customer.First People.Power Compete.Win Done.Now Anything.Possible We get it. Together
Training
$200 million staff training program Five-year $67 million agreement with Accenture for new training program to field services staff.
Incentives
Align incentives to achievement of strategic objectives

6

Our principles for regulation
Legacy networks/services
Regulate under existing rules
Next generation networks — new rules required which:
Compensate an investor for the risks and investment required and allow an appropriate return on capital Regulated access given to competitors only on strictly commercial terms
Mobiles
Competitive market — 4 carriers, all with 3G networks Competition has driven innovation and investment in mobiles Guarantees required that legacy regulation will not be applied
Page 13
Stakes in the Ground*
Revenue growth 2.0% to 2.5% p.a. (FY10 vs. FY05) New product revenue 20-30% of new revenue growth by FY08
Cost FY10 will be the same level as of Jan 1st 2006**
EBITDA ($) 3-5% p.a. growth through FY10
EBITDA margin 50% — 52% by FY10
Workforce Down 6,000 — 8,000 over 3 years
Down 10,000 — 12,000 over 5 years
CAPEX Falls to 12% of revenue in 2010 after $2.5B -
$3.5B bubble in FY06-FY08
Free cash flow $6B — $7B by 2010
Dividend Intention to pay 28 cps to FY08***
*Subject to a reasonable regulatory outcome
**Annualised
***Subject to normal Board considerations Page 14

7

TELSTRA — JOHN STANHOPE
3rd MAY 2006
TIM SMART: Good morning, ladies and gentlemen, we might just make a start, if that’s okay. My name is Tim Smart, I’m head of the Australian Telecoms Team here at Macquarie. It’s with great pleasure that we’ve got Telstra here, and specifically John Stanhope, the Chief Financial Officer and Group Managing Director for Finance Administration, to present to us here today. It’s certainly a very interesting and defining period in Telstra’s history at the moment.
In terms of John, as I mentioned, he’s the Chief Financial Officer, he’s responsible for finance, treasury, risk management, and assurance, productivity, corporate services and billing. He’s been in that role since 1 October 2003 and, of course, has had a long and distinguished career at Telstra. He was involved in T1 and T2, and many of the previous cost reduction programs, gross strategies, debt raisings, capital management initiatives and organisational restructures.
So, we are very pleased to have John here to speak today, so please welcome John Stanhope.
JOHN STANHOPE: Thanks very much, Tim, and it is a pleasure to be here today and, you know, it’s always an interesting situation where you speak at various investor conferences and you think about, “Well, what is there new that I can say?” It’s not easy to come up with something other than to say, of course, that the activities around Telstra at the moment are at a fever pitch. The activities with the regulator is at fever pitch, and that’s an exciting time, I guess. Hopefully, shortly, to reach the crescendo and some reasonable decisions.
So thanks again, and good morning to you all. I refer to the usual disclaimer that is compulsory, of course.
Today I’m going to focus on our strategy and the direction of the business, but I am going to cover some of the common themes that I get regularly asked about as I go around and talk to the investors on a one-on-one basis and, of course, questions from Tim Smart and others.
I’m going to talk about the national 853G network, because there’s a few questions around that. I’m going to talk about our IT transformation and cost take out because recently I made some comments about that, and I want to sort of reaffirm some things I said, and talk about it.
We get questions around how we are going to build the economies of the business, given what’s happening today — so how are we going to change the economics of the business; the culture at Telstra — one of the questions often asked is, “Well, you have a fairly major transformation program that you are undertaking. It’s faster than anybody else has ever done, so what about the culture at Telstra, how is that changing?”; and I’ll touch a little bit on the regulatory environment. There’s not much I can say, but at least I’ll talk a little bit about it. So, I’ll address each of those issues in turn.
As you know, we are building a single national 3G network on the 850 spectrum. Currently in the world only Telstra and Singular in the United States are using the 850 spectrum for 3G. Singular is lunching in June this year.

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Carriers around the world are migrating from CDMA to GSM, and we know many carriers are considering migrating from CDMA to 3GSM. So why 850? The lower the spectrum, of course, the greater the area that can be covered. That means in both terms of area coverage, but also in building coverage.
So, for a landscape like Australia, we need a network that is going to cover a large distance, without increasing the cost associated with roll out and maintenance. With the coverage of 850, we have been able to utilise existing base stations so, as you would understand, we have CDMA base stations throughout, and sites, not just base stations, but sites on buildings and so on throughout the country.
To service at least the same population — there’s been a bit of noise lately about, you know, making sure Telstra does it, and so on, and we are trying to get across the point to people that this is a superior network that we will finish up with. So by building the 850 network, we will have Australia’s only true national 3G mobile network, and this will mean all Australians in coverage areas will have access to our superior coverage, and content, and what I mean by that is after the launch of this network — shortly after the launch — there’ll be high speed data availability and, therefore, access to more content than is available today.
850 also provides superior in-building coverage, which, of course, is critical to customers. Many of us get annoyed when we go into certain buildings, we don’t have, or it drops out, and we don’t have the coverage.
With a truly national network, we can rationalise our platforms to bring greater economies of scale and reduce costs over time. So it’s not only about providing better facility to customers, it’s also about reducing our cost base by also reducing one of the platforms, CDMA platform, which will reduce costs over time.
We are currently in the progress of acquiring a range of handsets and PC cards from vendors. We are often questioned about the availability of handsets, but I guess I’ve seen at least, personally seen, touched, held, used, at least six different 850 handsets.
So let me continue on with 3G. We are seeing that good range of handsets already being developed by vendors. The handsets we’ll be able to offer will cover a range of bands, both for use in Australia and for roaming overseas. Initially we will be launching handsets that cover 3G 850 and a range of 250 bands, which allow global roaming based on 2G.
We are also acquiring handsets and devices which have tri-band 3G, which will be able to be used almost anywhere in the world. Just to be clear, even though a handset may only have dual band 3G capability, it will still be able to roam back to 2G if 3G coverage is not available.
So while a customer may not be able to use all the data functionality of video calling, they can still use the 2G network for voice and some data. We are really at 2.5G, I guess. 3G — it’s not just about handsets, it’s also about mobile broadband via either the PC cards or PCs having their 3G antennas, the likes of which Dell and Lenovo are producing overseas.
So we’ll have a number of cards as well as the handsets available at launch. So that’s hopefully dispelling some of the myths about 3G 850 roll out and handsets availability. The transformation, and IT in particular — I did say a little while back that the transformation in terms of the network roll out is relatively easy compared to this tough bit, which is the IT transformation.

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So, it is a major component of our transformation. It is about simplification. It’s the IT or system’s simplification. Our IT infrastructure is currently extraordinarily complex. There’s no doubt about that. That complexity causes extra work at the front of house, back of house, right throughout the company.
So we are focussing on implementation of fundamentally new capabilities in both the business support system and operational support system areas, which are needed to help us manage the next generation network — that is the OSS — to help us manage the next generation network. Dramatic simplifications of platform, so OSS platforms and products and price plans and so on, pave the way for the implementation of these new capabilities.
Make no mistake, we realise — and I’m sure you do — that it is a huge task that confronts us, but wholesale change is needed. You know, we are a company that’s been around for a long time, and the complexity has built up over a long time. So towards the end of this year there will be a moratorium. So we are doing about it differently. That is, no work on old systems will occur after November, and we haven’t quite picked the date in November yet, but we will shortly, and we’ll start to build the new systems, and we’ll take seven or eight months where that will be the focus of the company, and the old systems we won’t play around with.
Now, probably, there’ll perhaps be one exception. You don’t want to be vulnerable in the market if somebody comes forward with some pretty innovative pricing, so we would respond to any possibility of being at a market disadvantage, but that would be the only exception, and we would expect those to be few.
So what we’ve tried to do is build new systems and within the organisation while making changes to the old systems in the past, we are not going to do that because that’s resulted in a distraction from the main game and, in fact, we’ve had a couple of cracks at this and we’ve failed because we haven’t stopped work on the old systems. So that’s our intention. Of course, it’s not without risks, but the different way we go about it gives us a far higher probability of success.
You can see from that slide, the dramatic change that we are going to make. We are going to deliver this next transformation over the next three to five years. Our key business support systems, CRM billing and customer care, will transform over the next three years. Our operating support systems will follow, our network transformation, as we deploy over the same three to five year time frame, the next generation network.
The earlier focus is on improving the quality of our customer information. You know, we have far too many handoffs at the front of house because we don’t know about the customer in terms of a CRM, so that is essential to be able to deliver better service to the customer. So it’s about focussing on quality of the customer information through our CRM capabilities. It’s about the system support for market-based management and, of course, it’s very much about front of house simplification.
I think if you recall our November ‘Strategy Day’, the 6,000-8,000 over three years, and 10,000 to 12,000 staff reduction over five years, is very much dependent on simplifying on the front of house. Today our billing and customer care is very much product focused. Tomorrow it will be about our customers, customers segmentation.

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We have an aggressive timetable, no doubt about that. So how we are going to do it. Well, one, we are going to have a few world-class partners, and we have; and, two, we are aiming to avoid custom-builds, so we are going through this process now of what we call fit-gap, which is about, you know, we buy this thing off the shelf, other people have done the sort of things that we want to do around the world before, so let’s just plug it in and — so we are having this — here’s what it does, is there a gap to what we do today, and does it matter if there’s something that we’ve got today that we don’t get out of just putting it in an unchanged way, so no customisation, or as little as possible.
By the way, that’s the way I put SAP into the company. That’s the only way to get these sort of things done. So we have a defined plan, which will radically simplify the system’s environment. We are going to remove some 80 per cent, as you can see there, of our systems, most of them over the next three years. And there will be multiple benefits. We’ll have less complexity, of course, less outages, of course, a lower cost and simplified processes for the front of house employees. And, for example, we’ll move from six tickets of work or work ticket systems for our few of force, down to one.
Okay, so the new economic Telstra’s competitive advantage, so what do we mean when we talk about that stuff? We are going to deliver a valuer proposition, we believe, to customers, based on the competitive advantage that we have as a full service operator, and we believe Australia’s leading telecommunications company. Market based management really is the starting point of that value proposition.
Just to remind us, or remind you all, the goal of market based management is to know the customers like never before, and deliver integrated services tailored for their needs, so not looking at it sort of like product by product, like wireless and fixed and data, and so on, but looking at it from a segmented slice.
Our strategic marketing initiatives are the key plank in changing Telstra. We are already — it’s very early days, but we are already seeing the impact of just understanding the segment better than we have before. And a segmentation we’ve done. I mean, it’s not sort of some marketer dreaming up the segmentation, it is informed by market research, and market research, I guess, can go back a fair way in the company. We used to have a good market research group and over time it’s sort of dissipated, but now we have a very strong market research activity back in the company.
So they are the key planks, or it is the key plank to a truly customer-driven organisation; so we are putting the customer at the centre of everything we do, and this will be reflected through what we believe will be improved market shares in the various segments.
You know, we found out very specifically, like west of Brisbane metropolitan area, what our market share is per segment. We didn’t know that before, so we can be very, very targeted. And why is it so, which is pretty important. I mean, not just finding out the data, but why is it so. So we think we can improve our overall market share by being very targeted in areas where our market share is low in the various segments.
We think market base management and value pricing will also result in higher uppers and reduce our opportunity. There will be an emphasis on, and you would expect a CFO to say this, profit and loss measurement at the customer segment level. We’ve restructured the consumer division around those segments, seven segments, and have almost completed the task of appointing all the segments leads, some of which have been recruited from outside the

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company because we didn’t believe we had the skills inside the company, and they will be directly accountable for profit and loss — segment profit and loss performance.
The next plank of our value proposition will be our differentiated content. We are leveraging the exclusive content of BigPond, Australia’s leading ISP, and Sensis, or information services search and transaction business, to provide a richer customer experience, so far as content is concerned. And, of course, as bandwidth increases, both in terms of fixed broadband and wireless broadband, that content will increase.
So not only do we have the differentiation of content, but we can provide that content over multiple devices to actually deliver that truly integrated customer experience, and I was asked earlier this morning, “Obviously that leads to integrated pricing packages” and so on. I guess that isn’t something particularly new. There are some integrated services out there today at sites here and now, but there’ll be more in the future.
I mean, they are available to our BigPond broadband customers now, and within our metro 3G coverage area. When, of course, we have the completion of our national high speed 3G mobile network, those services will be available nationally.
We have already successfully moved Sensis from being a pure print business 10 years ago, to being a market leader in online local search. We are taking that integration one step further. It’s about not only enabling you to find what business you’d like to buy from, or in the case of ‘Trading Post’, enabling you to find a product that you might be looking for, but we are taking it one step further, which is enabling you to actually do the transaction. We have already started this in our ‘Trading Post’ business, as we have reacted to some competition with the print media with respect to their classified advertising strategies.
The value propositions are attractive to customers, because it delivers to them what they want, when they want it and, above all, does it in a simple way, and this simplicity, always simplicity for customers, is critical, but this simplicity continues to be a critical element because you shouldn’t have to be a technology expert to be able to do these things, and customers simply won’t use it if it’s going take them 20 minutes to figure out how, or 15 clicks and so on.
So our vision is ‘One click, one button, one touch, one screen, one-step simplicity’ is where we are driving to, and that’s behind everything we are doing in terms of building the systems, building the platforms, building the integrated products and services.
This simplicity, matched with our ability to integrate, differentiate, and know our customer better than anyone else, we believe will allow us to provide real value to the customers, and value they are willing to pay for. We are trying to lead the industry out of discounting and actually move towards value pricing.
The result will be a change in the current pricing dynamics. We believe from the commoditisation of access to a model of value-based pricing. Now, I am not suggesting that, you know, voice, for example, is going to all of a sudden be value price, but it’s the value on top of voice that I’m talking about.
You may have already seen that we have launched, on a low scale, some subscription-based pricing plans aimed at our higher-value customers. In the

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coming months — and the take-up is quite strong — you’ll see further evidence of how we are changing the economic dynamics of this market and the industry, and repositioning the value proposition to customers.
Customer value, of course, is why we are doing this, in turn drives shareholder value, which is all about improving our bottom line. So let me talk a little bit about the new economic model. This is the first time, I guess, we have shown this slide, so I just want to give you some insight into our thinking about the economics going forward
So this is about the new economic dynamics. It’s a question I often get asked, “How are you going to achieve the aggressive financial targets that we set ourselves?” I understand there’s a degree of scepticism on what can actually be achieved, but we have done a lot of work on this new economic framework and believe we can succeed at delivering it.
I won’t go into too much detail here, but let me just give you a brief outline of the concept we are working to, and this is a concept slide here. We are developing quite significant models below this.
The evolution of processes, networks and systems is driving the need for a new analytical framework. The matrix here shows you the split between traditional and next generation products and networks. For the past 30 years, probably longer than that, the telecom industry has focused on developing products over traditional networks.
Innovations over the years have been driven by exploiting the capabilities of the existing traditional networks. Now a new-type of platform-based innovation is taking place. New platforms enable us to re-engineer the existing product set and enable a new sometimes — well, even yet to be invented product set. Our strategy is precisely about exploiting the capabilities offered by the new network platforms, and about how we move from traditional networks and products to next generation networks and products.
So the transition, if you like, in terms of that slide towards the right-hand side of that matrix. The model illustrates how profit drivers are likely to shift over time. Changing revenue mix will reduce margins in the short term, and we are seeing that. And all you guys that analyse Telstra know that. So there is a changing revenue mix happening in the short term, as our traditional high-market products are in decline, while currently lower margin products grow. Hey, a little bit about the product life cycle there that we all learnt in marketing 101, I guess.
However, sufficiency gains from the transformation program also go to improved margins, particularly on a fast-growing new network portfolio. The cost of delivering products over on this right-hand side is far less than they are today on the traditional side. So I just wanted to get across in a little more, not a lot of detail, but a little more conceptional detail for you why we have confidence in our financials going forward, that we talked about on 15 November, ‘Strategy Day’.
Look, the changing product set and evolving network and systems will affect the cost of business processes. Detailed driver analysis, which we are doing, will enable us to reduce the end-to-end product costs, and this is part of the economic model again, with increased sufficiencies in processes, systems and networks. We will manage down-costs in each part of the delivery product cycle.

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So we’ve got our product group close to our network group, and there is a lot of work going into the cost reduction in the product delivery cycle. So we are going to reduce the total operating expenses and improve the margins by changing the cost structure by product by product of the total business, in the delivery of new products and services.
So let me move on to operating free cash flow growth. Through this transformation, our expectation is that operating free cash flow can return to growth, and over, you would understand, this fiscal, and the next fiscal, there is high use of cash in terms of capital expenditure to do this transformation. CAP EX will be reduced after that initial spike. That’s occurring during the transformation program.
As we previously flagged, we aim to have CAP EX at around 12 per cent of sales by 2010. That’s when we’ll be mostly done with this major transformation. Then, of course, the CAP EX requirements ought to be quite low.
As you can see from the slide, it’s only — and it is only an illustrative slide — so don’t get your calculators out here, but with our traditional products over traditional networks alone, we could witness a decline in free cash flow position, so through the transformation, the combination of cost reduction that I just talked about, and incremental revenue from new products over the next generation networks, we can return to free cash flow growth.
Let me just touch on the culture, because it is a question that I get asked a lot. So as you can see, we are working on our network, we are working on our systems, we are working on our economic model. We are working on the customer experience, and customer value. But you can have a great product, you can have a great technology, you can have great processes, but in the end it’s the people that bring it together and make it happen for the customer.
So this is why we need to change the culture in the organisation. Culture is a funny word. I guess it means many things to many people. I guess what I’m talking about here is behaviours. Behaviour of people when they talk to a customer. It is a very critical element. It’s really important to look at our people and look at how we work together, so working together is also a behavioural thing that we need to occur, how we get things done together.
Andrea Grant, who is our newly appointed HR head, who came to us from General Motors, together with the senior leadership team, took a look at the kind of cultural or behavioural — I won’t use the word “culture”, I don’t like it — behavioural transformation that we need for the business going forward. And, hey, we’ve got some work to do. So we are now going through the process of changing the behaviours in the company.
Back in early March, 300 of the top managers in Telstra got together for two days to discuss the vision mission and strategic direction of the company. Our vision is to do for customers what no one else has done, create a world of one click, one button, one screen, one step solutions that are simple, easy, and valued by individuals, businesses and Government.
Our mission is to know our customers and meet their needs better than anyone else. That vision, and that mission, is now being cascaded through the organisation via staff road shows throughout the whole country, so we are trying to get to the whole 50,000 staff and contractors. That’s being done by the CEO and myself and other members of the senior leadership team.
So we are speaking to the staff, and we are answering all their questions. So it’s about making sure that all staff are aligned with the new strategies,

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because we are going to have that alignment so we can really deliver on the vision and really deliver what customers need.
You know, there’s been a fantastic response to these road shows, with staff excited about the challenges, excited about the opportunities ahead, and excited about a new Telstra, if you like. We’ve also — but just putting up, you know, signs and senior leader management, senior team talking to people, just doesn’t make it happen, so there’s a lot of activities going on which will help imbed the right behaviours into the organisation.
So we’ve set six behavioural requirements that we are looking for. Everybody in the company should put the customer first. We are empowering our people in order for them to be able to do that. Winning in the market is a behaviour that — winning in the market is top of mind, is a behaviour that we want. There has been somewhat of an attitude in the organisation that, you know, “We are the big guy, we are the incumbent, we are supposed to lose market share.”
Well, bugger that, we need to win. You don’t go out on a football field to just play, you go out to win. So a behaviour and an attitude that we want in the company is that we are here to win. And, of course, a behavioural sense of urgency must prevail, and we want our people to believe that anything is possible and, lastly, that we get it together, it says there, but what that means is we succeed together, that we actually work together in achieving this.
So look, we are investing in our people. We announced November 15, $200 million injection into training, and in March we signed a contract with Accenture to introduce a new training program to our field staff — not for the whole 200 million, but for the field staff element of the program, and we are bringing training and development that has already been produced and developed for the field staff because, hey, guess what, IP networks and so on have been introduced elsewhere in the world. Again, we are not reinventing these things.
So understand that agreement, Telstra is using Accenture’s global expertise, so our field staff are skilled in those new technologies, can deliver better service to our customers and, as a result of this agreement, our field service staff will have greater skills and understand the network and advanced IP technologies.
I mean, our field workforce, their actual job changes significantly. Importantly, as well, we’ve aligned the management incentive program to focus on the achievement of our strategic objectives, and we said a little bit about that on the strategies day.
So let me just finish off. I guess we’ll nearly just finish off with a bit about regulatory. I just want to clarify the regulatory principles that we are seeking for existing and planned investments. We all understand that there is substitution from fixed line to wireless, from legacy services to IP-based services, from legacy services to next generation high-speed networks, both fixed and wireless, and we recognise that in instances where there are clear bottle-necks, particularly around legacy, that regulation is required to provide competitors access to those bottle-neck services.
However, the issue around that, of course, is that that access should allow us to recover costs. However, when it comes to undertaking investments in new networks that will provide high speed and improved services to customers at a fairly significant cost to the company, the company needs to be able to earn a return from undertaking this investment. That’s our shareholder responsibility, our shareholders expect and are entitled to earn a return on

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significant investments where the capital, their capital is at risk.
And that’s our argument for fibre to the node. We are not arguing for an access holiday. We will provide competitors access to whatever it is, on the right commercial terms.
On mobiles — the recent comments that the 3G network should be regulated — or, should I say, reportedly said that it should be regulated — we believe that that would be a backward step. There is no wireless regulation anywhere in the world, except perhaps in some underdeveloped countries.
Mobile has flourished due to the competitive nature of the industry, not through it being regulated. So we welcomed the Minister For Finance’s comments over the weekend, and on Thursday or Friday, I think it was, that the Government wants to ensure regulatory certainty, and that it is quite confident that access to new mobile services will not be regulated.
And, lastly, in closing, just let me just reiterate our longer term financial outcomes that we expect from the transformation of Telstra. Of course, they remain subject to reasonable regulatory outcomes that we all hope will be very much on the horizon. We are committing to 2-2.5 per cent regulatory growth, and 20-25 per cent of that regulatory growth will come from new services. It has to, if we are going to achieve that.
Our 2010 cost structure will be no higher than back in the fiscal ‘06, so we’ll have a bit of a hump in the next two years, but then we are back to those sort of levels. And that for fiscal 2010, we expect either our margins would have recovered from between 50-52, and I tried to explain how we think that’s possible, with both low cost revenue producing products and services from fewer platforms.
We are going to spend $2.5-$3 billion capital above our original plan, so if you think about it, about $4 billion a year, over five is 20, so that’s $22-$25 billion to transform the business. And after transforming the business, we expect the CAPEX sales to go back to about 12 per cent, and then I guess to grow in proportion to future revenue growth, and we expect to generate free cash flow in the order of $6 to $7 billion by 2010.
And, of course, the last one there — the controversial dividend, of course; but, look, our intention still is to pay 28 cents per share subject to board considerations and, you know, you wouldn’t expect us to say anything else than that. And, of course, a board consideration includes if there is a nasty regulatory outcome.
So I hope what I’ve said today helps you understand a little more of what we are doing with our transformation, and I’ve added today, I guess, what we are trying to do with the behaviour of our people, or the culture, if you like, of our people. So thank you very much for listening, and I will now take some questions.
TIM SMART: Thanks very much, John. We do have some time for a few questions. I think there’s a couple of microphones around, so if you put your hand up if you’d like to ask a question.
Perhaps I will just kick off by asking one to you, John. You previously said you would not roll out fibre to the node without certainty, in terms of the commercials. Is it possible that you will get certainty on fibre to the node, sort of, by October/November this year, do you think?

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JOHN STANHOPE: Well, I think we’ve said recently the discussions with the regulator are quite constructive. Obviously I am not going to go into the details of those discussions. The principle of a reasonable return on a new investment is certainly understood by the regulator. You know, these things will come down, at the end of the day, to what is the wholesale price, and what is it that is embedded in that price, in terms of the rate of return, so it doesn’t take you long to agree to some principles, but like all those things, it comes down to the dollars, at the end of the day. But so far so good.
I think, you know, we are working to a timetable which, you know, you’ve seen in the press — the expectation of 8 May, that the Cabinet will meet to talk about those things. There’s a lot for them to think about on that day, so we shouldn’t have too high an expectation of what might come out of that day, given it’s a very complex issue.
SCOTT MADDOCK: John, the 3G roll out, you say that you are going to rationalise the systems, and thus save costs, yet you are going to have full roaming to 2G, so you are going to maintain at least one 2G network.
JOHN STANHOPE: Yes.
SCOTT MADDOCK: So where does the rationalisation come from?
JOHN STANHOPE: CDMA — we won’t have a CDMA network.
SCOTT MADDOCK: So you’ll still have two networks, as you do now.
JOHN STANHOPE: Yes, we will, certainly initially, and it will take some time before the whole 8.6 million customers move over to a 3G network, but eventually you get there, I guess, but certainly in the short term you get the CDMA-type rationalisation, and then everyone in the world will go from 2G to 3G. But that will take longer, Ray.
There’s only 1.6 million customers on CDMA. 7 million of our customers, I’m talking about — there’s 7 million on GSM. So that’s a slower transition, and a slower reduction rationalisation, but certainly CDMA is the first one to go, and look, there’s systems and marketing and there’s collateral, and all those sort of things attached to CDMA.
SCOTT MADDOCK: But how long do you expect that you’ll be running three networks?
JOHN STANHOPE: Do you mean CDMA as well?
SCOTT MADDOCK: Yes.
JOHN STANHOPE: We announced that we expect to close CDMA ‘08, end of ‘08. Part of our logic behind that, of course, is that you don’t want your migration across from CDMA to 3G to cost you a lot, so as people come off contracts — so we are trying to do this in an orderly way, and a least-cost way, because when a person comes off contract all of us in the industry come back and say, “Well, do I get a free mobile” and so on, so closure, we’ve said, would be the end of ‘08 calendar.
There’s a bit of debate going on in the Government about that, but that’s our position.

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TIM SMART: John, I might just take the opportunity to ask one question as well. With regards to stakes in the ground. The first time you presented that was at your November strategy review and, you know, quite a lot of those stakes are caveated against reasonable regulatory outcomes.
Six months down the track, and given the discussions you have had with the regulator to date and, in fact, with the Government to date as well, how do you think you are placed with those targets that you have set out there.
JOHN STANHOPE: That’s a loaded question. You know, the discussions are going well. If the discussions conclude as well as they are going, then the stakes in the grounds are in good shape.
TIM SMART: I might just ask one more, John, if that’s all right. One more question, if that’s okay. Optus reports tomorrow, and then you’ve got the March quarter data. Is there any challenge in sort of the broad trends in the business you’ve seen, in the fixed-line decline? Is there any change in the way you’ve seen the business purchasing over the first quarter?
JOHN STANHOPE: Absolutely no reason to change our current guidance, Tim.
TIM SMART: All right, with that, I might just say thank you very much to John Stanhope, and thank you very much for your interest in Telstra again.

oo00oo

03.05.06	- 11 -	John Stanhope
Transcript produced by WordWave International

Next Generation Wireless Communications in Australia Holly Kramer Group Managing Director Telstra Product Management ATUG Regional Conference, May 2006
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Where are we today ?
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Mobiles are now very much more than voice!
From FY 2003/04 to end-December 2005
a34% increase in SMS messages a>300% increase in MMS messages a264% increase in active Mobile Browsing users a356% increase in Mobile Games downloads aMobile data traffic more than doubled
Our handsets are changing too!
Telstra handset base technology penetration (%)
March 03 December 05 WAP 20% 55% MMS 2% 43% Java 2% 43%

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Wireless Broadband
Strong growth during 2005 Acceptance by corporate and enterprise IT groups
Productivity gains
aQuick issue resolution aEasy collaboration with distributed work teams
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Why have we turned the corner ?
Inroads made into the key blockers –
aService and application performance aService, application and device cost aApplications aMore Content aService and device complexity aSecurity of mobile devices

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Improving performance
Customer’s perception of performance is a function of:
aNetwork speed and quality aDevice performance aApplication design and quality
Also requires close cooperation with all parties involved in service delivery

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Improving performance 3G launches
By end of 2005, all major carriers had launched 3G services Support for
aHigh speed data (> 200kbps) aMultimedia aVideo calling and messaging aVoice aSMS

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Improved price/performance
Significant improvement of price and performance of wireless data services
Better understanding of value propositions
Reducing risk in investments in wireless enterprise solutions

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Applications
Applications community maturing
aTransport Logistics aMining aHealthcare
Benefits
aBetter resource utilisation aImproved customer service

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More content!
Example : Commonwealth Games 2006
Broad range of Commonwealth Games content to our 2G and 3G customers
Real time video feeds (8 real time channels) for our 3G customers
Paid per event, no carriage fee
News, medal tally, schedules & event Results
Good example of “next generation” technical and business challenges

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Reducing complexity
Device manufacturers improving in device usability
“Walk Out Working” — Telstra initiative to enable all devices “out of the box”
aRequires close cooperation
across Telstra

with key device, application and infrastructure partners
One Click, One Touch, One Button, One Screen, One Step

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Improving security of mobile devices
Significant increase in laptops & PDAs accessing corporate networks from outside the office
aDevice control aUsability aMultiple access options
Telstra & iPass working together to deliver seamless & secure enterprise connectivity

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Telstra Technology Roadmap

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Telstra has continued to invest in multiple platforms
2G 2.5G 3G Super 3G 4G Sharing 3GSM HSDPA1 3GSM 10 Mbps & 2 1 Gbp peak (WCDMA )100 Mbps peak 550-1100 Kbps(target goal) 220-320Kbps(target goal) GSM EDGE GSM GPRS 100-130 Kbps Telstra Today 9Kbps 30-40 Kbps
Deployed Active rollout 1x EVDV Retaining option 1xRTT CDMA 50-70 Kbps 1x EVDO Not currently CDMA 14Kbps 400-700 1x EVDO pursuing Kbps Rev A
600-700 Kbps Partial National rollout rollout Trialled Broadband IP Flarion Wireless WiFi WiMax
Speeds quoted are average to high end average
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3G City To Country
A game changing move
Most pervasive, homogeneous, high capacity wireless broadband network in Australia’s history
Greater than 98% population coverage
1.6 million square kilometres of coverage
Consistency of services in metropolitan and country areas

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Orange areas combined represent City to Country coverage equal to CMDA coverage today

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3G City To Country
3GSM family of technologies
a82% of the global digital mobile market a1.8 billion mobile users globally
Average data rates between
500kbps and 1Mbps at launch
Simplified integration
aApplications developed for one technology

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Significant platform simplification 2G 2.5G 3G Super 3G 4G Sharing HSDPA1 3GSM 10 Mbps & 2 1 Gbp peak (WCDMA )100 Mbps peak 550-1100 Kbps(target goal) 220-320Kbps(target goal) GSM GPRSEDGE 9Kbps 30-40 Kbps 100-130 Kbps Telstra Today
Deployed Active rollout Wide Area WirelessRetaining option Not currently Short Range IP pursuing
WiFi Wireless

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Customer benefits
For city-based customers:
Significantly improved coverage compared to their GSM service today
For country customers:
Improved city coverage, wireless broadband and 3G services
For all 3G850 customers:
Better in-building coverage Much improved international roaming
Available across a single national network!

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CDMA closure
Customers first
aBoth CDMA and the new network will work concurrently for some time to assist transition to the new service.
Realistic timetable
aCDMA will be available until 2008 when replacement services and coverage are the same or better.
Analogue lessons learnt

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Progress to date
Network deployment progressing Well down the handset & device procurement path for 3GSM850 Exciting service portfolio in development Communication with our CDMA customers well progressed

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Telstra committed to success
Pieces of the next generation wireless service puzzle now in place Significant business development ongoing Industry capabilities maturing
Telstra is committed to next generation wireless success

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Thank you !

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Next Generation Wireless Communications in Australia
Holly Kramer
Group Managing Director Telstra Product Management
ATUG Regional Conference, May 2006

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Telstra Corporation Limited ASX Investor Hour Sydney – May 2006
Tarek Robbiati Deputy Chief Financial Officer
Disclaimer
These presentations include certain forward-looking statements that are subject to various risks and uncertainties. Actual results, performance or achievements could be significantly different from those expressed in, or implied by, these forward- looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Telstra, which may cause actual results to differ materially from those expressed in the statements contained in these presentations. For example, the factors that are likely to affect the results of Telstra include general economic conditions in Australia; exchange rates; competition in the markets in which Telstra will operate; the inherent regulatory risks in the businesses of Telstra; the substantial technological changes taking place in the telecommunications industry; and the continuing growth in the data, internet, mobile and other telecommunications markets where Telstra will operate. A number of these factors are described in Telstra’s Annual Report and Form 20-F.
All forward-looking figures in this presentation are unaudited and based on AGAAP. Certain figures may be subject to rounding differences. All market share information in this presentation is based on management estimates based on internally available information unless otherwise indicated.
These presentations do not relate to the offering of any shares in Telstra. You may be aware that the Commonwealth is considering selling its stake in Telstra. If any sale of the
Commonwealth’s stake in Telstra proceeds, a prospectus for the offer of those securities will be made available to Australian investors at the time of the offer and anyone wishing to acquire shares under the offer will need to complete the application form that will be in, or that will accompany, the prospectus.” 1

1

Telstra – the leading player with scale
Telstra is well positioned to take advantage of truly converged communications...
Telstra offers a full suite of communications services
Wireline – Unparalleled reach to customers across Australia
Wireless — already rolling out one of the world’s most advanced networks Strong advertising & search capability via Sensis BigPond – Australia’s largest broadband provider
The strongest brand name in the industry in Australia
The highest market share in Australia while proactively managing offshore opportunities
Ability to drive economies of scale Strong balance sheet & cash flows allow us to fund growth opportunities
Revenue and cost trends are concerning...
Income Growth % 5.0 4.6% 4.0 3.0 2.6% 2.0 1.9% 1.0 0.0 1H05 2H05 1H06
%
10.0
8.0
6.0
6.3%
4.0 4.0%
3.1%
2.0
0
1H05 2H05 1H06
Revenue mix shifting to currently lower margin products
We have too many of everything 2

2

Our Strategic Priorities
Our vision: a world of 1 click, 1 touch, 1 button, 1 screen, 1 step solutions that are simple and valued by customers
Implement market based management to know the customer like never before
Focus on integrated services Invest to take out complexity and cost Win in mobiles and broadband Invest in new services and applications to differentiate ourselves Accelerate opportunities at Sensis
Target investment to where we can create value for our shareholders
Telstra’s competitive advantage will deliver value
Customer knowledge greater understanding of customer needs through Market Based Management
Value
Differentiation leverage innovative Telstra applications, services, BigPond and Sensis content to deliver a richer customer experience
SIMPLICITY customers are willing to pay for ability to access content, services and applications across multiple devices, eg mobile, laptop, PC, home phone
Coverage national coverage over both fixed and high speed national 3G wireless networks 3

3

Transformation update – 3G 850 network
Telstra and Cingular first to roll out 850
Other carriers considering 850 networks, some of these involve migrating from CDMA to 3GSM
Why the 850 network?
Greater breadth of coverage
• Necessary for Australia’s landscape
· Less base stations required, less cost
Superior in-building coverage Single national network
Economies of scale through rationalisation of platforms Range of handsets and PC Cards are being developed by vendors
Underlying System Transformation
New BSS and OSS systems will deliver dramatic simplification and new capabilities cost effectively
Business Support Systems (CRM, Billing & Care)
Operational Support Systems
80% reduction in number of systems in 5 years, from 1,252 in Nov 2005
Transformation timeline over 3-5 years Systems will be integrated and customer-centric A few proven world class partners Commercial off-the-shelf packages
Incremental change is not enough — we will transform our IT capability4

4

Market based management
I Business principles concentrate on customer
I Competitive differentiation — developing relationships v selling I Understanding of customer segment unique needs I Extensive research to determine segments – we’ve identified seven different customer segments
I Deliver value by meeting segment needs I Market structure determines organisational design I Emphasis on profit & loss at segment level
Our principles for regulation
ILegacy networks/services
IRegulate under existing rules
INext generation networks – new rules required which:
IIncentivise investment and allow an appropriate return on capital to shareholders
IRegulated access given to competitors on strictly commercial terms
IMobiles
ICompetitive market – 4 carriers, all with 3G networks ICompetition has driven innovation and investment in mobiles IGuarantees required that legacy regulation will not be applied 5

5

FY06 Earnings Guidance
FY06 EBIT change vs. FY05 (percent)
0%
-10% -7% to -10%
-15% to -20%
-20%
-21% to -26%
September 05 Program EBIT Net Program opex Additional D&A due to Total R&R provision
Total
Intention to pay 28 cps dividend, subject to board approval
Telstra’s transformation will deliver...
Customer
Needs based solutions
1 click, 1 touch, 1 screen, 1 button, 1 step Simplified and integrated customer experience
BigPond
Australia ’s leading ISP and services entity
Sensis
Australia’s leading information resource 50 years of experience managing Australia’s leading local business
Network
Leading wireless network
• Biggest network in Aust
· Fastest speeds
· Best in-building coverage
Australia’s largest IP network
• Simpler environment
· Common standards & platforms
· Faster development and deployment of services
· Lower costs 6

6

Stakes in the Ground*
Revenue growth New product revenue Cost EBITDA ($) EBITDA margin Workforce CAPEX Free cash flow
Dividend
2.0% to 2.5% p.a. (FY10 vs. FY05) 20-30% of new revenue growth by FY08 FY10 will be the same level as of Jan 1st 2006** 3-5% p.a. growth through FY10 50% — 52% by FY10 Down 6,000 — 8,000 over 3 years Down 10,000 – 12,000 over 5 years
Falls to 12% of revenue in 2010 after $2.5B - $3.5B bubble in FY06-FY08
$6B — $7B by 2010
Intention to pay 28 cps to FY08***
*Subject to a reasonable regulatory outcome **Annualised ***Subject to normal Board considerations 7

7

Media Release

17 May 2006	093/2006
Telstra appoints two new Non-Executive Directors
The Board of Telstra Corporation Limited today announced the appointment of Mr John Zeglis and Mr Peter Willcox as Non-Executive Directors, effective immediately.
Welcoming Mr Zeglis and Mr Willcox to the Telstra Board, Chairman Mr Donald McGauchie said: “Appointing John and Peter brings exceptional experience and qualifications to the Board, including international telecommunications experience.
“John Zeglis has led a distinguished career in the US telecommunications sector and brings enormous insight and experience to the Board. Currently a Company Director sitting on the boards of AMX Corporation, Helmerich & Payne and State Farm Mutual Automobile Insurance Company, he had a long career at AT&T, culminating in the role of Chairman and Chief Executive Officer at AT&T Wireless INC., between 1999 and 2004. He previously sat on the boards of Georgia Pacific, Illinois Power and Sara Lee Corporation amongst others. John began his career in the law.
“Peter Willcox is one of Australia’s most respected and experienced executives and now non-executive directors. He is a fellow of the Australian Institute of Company Directors, Chairs Mayne Pharma, is a director of the CSIRO and sits on the advisory board of CVC Asia Pacific (Australia) Limited. Previously he was the Chairman of AMP Limited and Mayne Group, sat on the Boards of Lend Lease, JH Faulding and James Hardie amongst others. He was the Chief Executive officer of BHP Petroleum between 1986 and 1994.
“Both John and Peter have participated in significant corporate change processes during their expansive careers and will be well positioned to make a major contribution to the transformation of Telstra currently being implemented by the Chief Executive Officer.”
The appointment of Mr Zeglis and Mr Willcox will require endorsement at the next Telstra Annual General Meeting on 14 November 2006.
As previously announced, Mr John Fletcher will leave the Telstra Board on 30 June 2006.
Telstra Media Contact:
Andrew Maiden
Tel: 02 9298 5259
Telstra’s national media inquiry line is 1300 769 780 and the Telstra Media Centre is located at:
www.telstra.com.au/abouttelstra/media
For news, views and discussion on telecommunications in Australia see
www.nowwearetalking.com.au

Telstra Corporation Limited
ABN 33 051 775 556

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Fiona Mead

Name:	Fiona Mead
Title:	Acting Company Secretary

Date:	17 May 2006